UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

ENERGY TRANSFER EQUITY, L.P.

(Name of Issuer)

COMMON UNITS

(Title of Class of Securities)

29273V100

(CUSIP Number)

Kelcy L. Warren

2838 Woodside Street

Dallas, Texas 75204

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelcy L. Warren
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 21,074,898
8. Shared Voting Power -0-
9. Sole Dispositive Power 21,074,898
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,074,898
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29273V100	13D	Page 3 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelcy Warren Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 17,264,898
8. Shared Voting Power -0-
9. Sole Dispositive Power 17,264,898
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,264,898
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.75%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29273V100	13D	Page 4 of 6 Pages

Item.	Security and Issuer

The class of equity securities to which this Schedule relates is the common units of Energy Transfer Equity, L.P., a Delaware limited partnership (“Issuer”). The Principal Executive Offices of the Issuer are located at 2828 Woodside Street, Dallas, Texas 75204.

Item 2(a).	Name of Person Filing

Kelcy L. Warren (“Warren”), an individual, and Kelcy Warren Partners, L.P., a Texas limited partnership (“Warren LP”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

2838 Woodside Street

Dallas, Texas 75204

Item 2(c).	Present Principal Occupation

Warren’s principal occupation is Co-Chief Executive Officer of Energy Transfer Partners, L.P. , a Delaware limited partnership whose principal executive offices are located at 2838 Woodside Street, Dallas, Texas 75204, and which is a subsidiary of Issuer.

Warren LP was formed to hold units of the Issuer beneficially owned by Warren.

Item 2(d) & (e).    Criminal and Civil Proceedings

During the last five years, neither Warren nor Warren LP has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f).	Citizenship

Warren is a citizen of the United States of America; Warren LP is a Texas limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration:

On May 7, 2007, Warren acquired 3,810,000 common units of Issuer from ETC Holdings, L.P., a Texas limited partnership, in which he is a partner, pursuant to pro rata distribution by such entity to its partners without consideration and net of certain back-in interests.

CUSIP No. 29273V100	13D	Page 5 of 6 Pages

On November 1, 2006, Warren acquired 17,136,398 Class C units of Issuer from Energy Transfer Investments, L.P. in a pro rata distribution to partners, without consideration. On February 22, 2007, unitholder approval was obtained for the conversion of all of the Issuer’s Class C Units into common units and the Class C units were automatically converted into common units of Issuer. On May 7, 2007, these 17,136,398 Common Units, along with the additional 128,500 Common Units described below were transferred to Warren LP, without a change in beneficial ownership.

On February 8, 2006, Warren acquired 128,500 Common Units for a purchase price of $21.00 per unit from underwriters in connection with the Issuer’s initial public offering. Warren paid for these units from personal funds.

Item 4.	Purpose of Transaction

The purpose of the distribution of units to Warren described in Item 4 above was to make a pro rata distribution of units held by such partnership to its partners, including Warren.

Item 5.	Interest in Securities of the Issuer

(a) Warren is the beneficial owner of 21,074,898 common units of the issuer, representing 9.5% of the outstanding common units.

Warren is a limited partner in ETC Holdings, and a member of ET GP, LP, the general partner of ETC Holdings. ETC Holdings owns 54,594,862 common units of the Issuer, representing 24.5% of the outstanding common units. Warren disclaims beneficial ownership of any common units held by ETC Holdings and other affiliated entities.

(b) Warren has the sole power to direct the vote and the disposition of all the common units he and Warren LP hold.

(c) Except for the transactions described herein, Warren has not effected any transaction in common units during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

CUSIP No. 29273V100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2007

/s/ Sonia Aube, Attorney-In-Fact
Kelcy L. Warren

Kelcy Warren Partners, L.P.

By:	Sonia Aube, Attorney-In-Fact